UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2011
Commission File Number: 001-33869
STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
This Form 6-K supersedes the Form 6-K filed with the U.S. Securities and Exchange Commission (the “Commission”) by Star Bulk Carriers Corp. (the “Company”) on May 13, 2011 (and the related portions of the Form 6-K/A filed on May 20, 2011) in its entirety.
Attached as Exhibit 1 is Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of the Company as of and for the three month period ended March 31, 2011.
This report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-153304) that was filed with the Commission with an effective date of November 3, 2008, and the Company’s registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009.

Exhibit 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2011 and 2010. Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk Carriers Corp. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2010, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on March 31, 2011. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.
Overview
We are an international company providing worldwide transportation of drybulk commodities through our vessel-owning subsidiaries for a broad range of customers of major and minor bulk cargoes, including coal, iron ore, grains, bauxite, phosphate, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime which was a special purpose Acquisition Corporation. On November 30, 2007, we merged with and into Star Maritime with Star Bulk being the surviving entity and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.
Our Fleet
As of the date of this report, our operating fleet consisted of three Capesize drybulk carriers and eight Supramax drybulk carriers with a dwt-weighted average age of 10.9 years and a combined cargo carrying capacity of approximately 0.9 million dwt. In addition to our operating fleet, we have entered into contracts for the construction of two newbuilding Capesize drybulk carriers and have also entered into agreements to acquire two secondhand Capesize drybulk carriers, the Megalodon and the Big Fish, which we refer to throughout this report as the Acquisition Vessels. As a result of these acquisitions, our fleet is expected to grow substantially by the end of this year, with our cargo carrying capacity increasing by 75% to 1.6 million dwt and the dwt-weighted average age of our fleet is expected to decrease to 10.1 years.
The following table presents summary information concerning our drybulk carrier fleet as of July 15, 2011 (1):

					DAILY	EARLIEST
	VESSEL	SIZE	YEAR	CHARTER	GROSS	CHARTER
VESSEL NAME	TYPE	(DWT)	BUILT	TYPE	HIRE RATE	EXPIRATION
Operating Fleet
Star Delta	Supramax	52,434	2000	Time Charter	$14,000	November 22, 2011
Star Kappa	Supramax	52,055	2001	Time Charter	$14,500	September 5, 2011
Star Epsilon (2)	Supramax	52,402	2001	Time Charter	$16,100	November 21, 2011
Star Gamma (3)	Supramax	53,098	2002	Time Charter	$14,050	July 15, 2013
Star Zeta	Supramax	52,994	2003	Spot/Trip Charter	$13,000	August 9, 2011
Star Theta	Supramax	52,425	2003	Time Charter	$19,000	October 9, 2011
Star Omicron	Supramax	53,489	2005	Spot/Trip Charter	$14,000	July 22, 2011
Star Cosmo	Supramax	52,247	2005	Time Charter	$16,500	March 8, 2012
Star Sigma (4)	Capesize	184,403	1991	Time Charter	$38,000	October 22, 2013
Star Ypsilon	Capesize	150,940	1991	Time Charter	$13,000	October 1, 2011
Star Aurora	Capesize	171,199	2000	Time Charter	$27,500	July 26, 2013
Newbuilding Fleet
Hull PN-063 (tbr Star Borealis) (5)	Capesize	180,000	2011	Time Charter	$24,750	10 years commencing upon delivery
Hull PN-064 (tbr Star Polaris) (5)	Capesize	180,000	2011
Acquisition Fleet
Megalodon (6)	Capesize	170,631	1994	Time Charter	$24,500	August 5, 2014
Big Fish (6)	Capesize	168,431	1996	Time Charter	$25,000	November 25, 2015

(1)	In addition to the employment of our fleet of operating vessels described in the table above, we have a COA to transport approximately 1.35 million metric tons of iron ore between Brazil and China for Vale. As of July 15, 2011, we have completed five of the eight shipments under our Vale COA, of which four shipments were performed by a chartered-in vessel. We expect to complete the final three shipments under this COA in the third and fourth quarters of 2011 and first quarter of 2012, respectively. We may employ vessels in our fleet to the extent they are available or charter-in vessels from third parties, as we have done for the third quarter 2011 shipment, to complete the remaining shipments under this COA.

(2)	Our charterer has an option to extend this time charter for one year at a gross daily rate of $16,100.

(3)	Our charterer has an option to extend this time charter for one year at a gross daily rate of $15,500.

(4)	The time charter agreement for the Star Sigma includes an index-based profit sharing arrangement effective as of March 1, 2012, pursuant to which the charterer is obligated to pay us, in addition to the above daily rate, 50% of the amount by which the Baltic Capesize Index rate exceeds $49,000.

(5)	On March 24, 2010 and April 6, 2010, we entered into two contracts with HHIC — Phil Inc., a subsidiary of Hanjin Heavy Industries and Construction Co. Ltd., or Hanjin, for the construction of two Capesize vessels for an aggregate construction price of $106.9 million with scheduled deliveries in September and November 2011, respectively.

(6)	We expect the Big Fish and the Megalodon to be delivered to us by August 31, 2011.
RECENT DEVELOPMENTS
On April 1, 2011, we entered into a settlement agreement with the sub-charterers of the Star Beta to settle all of our outstanding claims for the payment of hire to us and discontinue the arbitration proceedings relating to a dispute that commenced in 2008.
On May 2, 2011, Mr. Simos Spyrou joined our Company as Deputy Chief Financial Officer. From 1997 to May 2011, Mr. Spyrou worked at the Hellenic Exchanges (HELEX) Group, the operator of the Greek equities and derivatives exchange. HELEX is a publicly traded company, with a market capitalization of approximately €325.0 million as of May 2011. From 2005 to April 2010, Mr. Spyrou held the position of Director of Strategic Planning, Communication and Investor Relations at the Hellenic Exchanges Group and was a member of the Strategic Planning Committee of its Board of Directors. From 1997 to 2002, Mr. Spyrou was responsible for financial analysis at the research and technology arm of the Hellenic Exchanges Group. Mr. Spyrou attended the University of Oxford, receiving a degree in Mechanical Engineering and an MSc in Engineering, Economics & Management, specializing in finance. Following the completion of his studies at Oxford, he obtained a post graduate degree in Banking and Finance, with a financial management minor, from Athens University of Economics & Business.
On May 12, 2011, we entered into an agreement with Barrington Corporation, a Marshall Islands company minority owned by family members of our Chairman, Mr. Petros Pappas, to acquire a 1994-built Capesize vessel, the Megalodon along with its long-term time charter, for a purchase price of $23.7 million. On the same date, we also entered into an agreement with Donatus Marine Inc., a Marshall Islands company minority owned by family members of our Chairman, to acquire a 1996-built Capesize vessel, the Big Fish along with its long-term time charter, for a purchase price of $27.8 million. Both vessels are scheduled to be delivered to us by August 31, 2011, and are expected to continue to be employed under long-term time charters with a multinational mining group, for an average period of approximately 3.7 years following their delivery to us at rates that are currently above market rates for similar vessels, adding approximately $64.9 million of contracted gross revenue. Pursuant to our agreements with the sellers of the Acquisition Vessels, we will receive a daily rate of $17,625 with respect to the Big Fish and $17,153 with respect to the Megalodon during the period from July 1, 2011 until each respective vessel is delivered to us. The Big Fish is scheduled to be delivered to us immediately prior to its scheduled drydocking. In lieu of receiving these payments from the sellers, the aggregate amounts accrued over this period will be deducted from the aggregate purchase price of each vessel to be paid by us. On May 19, 2011, we paid a total of $5.15 million to the sellers of the Acquisition Vessels representing a deposit of 10% of $51.5 million, the aggregate purchase of price of the vessels.

On May 12, 2011, Starbulk S.A. entered into an agreement with Serenity Maritime Inc., an unaffiliated Marshall Islands company, for the commercial and technical management of the Serenity I, a 2006 built Supramax drybulk carrier formerly managed by Combine Marine Inc., a company founded by our Chairman. Pursuant to the terms of this management agreement, we will receive a fixed management fee of $750 per day for a one year term beginning on June 11, 2011 that will extend thereafter until terminated by either party upon two months prior written notice. This vessel will be managed under the same strategy as the other vessels in our fleet.
On May 12, 2011, we announced that Mr. George Syllantavos will resign as our Chief Financial Officer and from our board of directors effective as of August 31, 2011 to pursue other interests in the shipping industry. We have entered into an agreement covering the terms of his severance. Mr. Syllantavos is acting Co-Chief Executive Officer and a director of Nautilus Marine Acquisition Corp., which is a special purpose acquisition corporation that completed its initial public offering on July 15, 2011.
On May 12, 2011, we declared a cash dividend in the amount of $0.05 per common share for the three months ended March 31, 2011. This dividend was paid on June 1, 2011, to shareholders of record as of May 23, 2011.
On June 17, 2011, Mr. Zenon Kleopas joined our Company as Chief Operating Officer. From 2000 to June 2011, Mr. Kleopas served as the general manager of Combine Marine Inc. and from 2008 served as the Managing Director of Oceanbulk Maritime S.A., a company founded by Mr. Petros Pappas, our Chairman. Mr. Kleopas was actively involved in the acquisition of our fleet in 2007 and 2008. From 1980 to 2000, Mr. Kleopas has worked for various shipping companies over his long career including Victoria Steamship Co Ltd (London), Marship Corporation (renamed Marship Services Inc), Astron Maritime SA. Mr. Kleopas received a B.Sc. degree in 1978 and a M.Sc. degree in 1980 from Glasgow University, both in Naval Architecture & Ocean Engineering. He is a member of the Technical Chamber of Greece, the Royal Institution of Naval Architects (UK), the Marine Technical Managers’ Association of Greece and the Hellenic Technical Committee of classification society RINA.
On June 23, 2011, we entered into a two year time charter agreement with Cargill for the Star Gamma at a gross daily hire rate of $14,050. Cargill has an option to extend this time charter for one year at a gross daily hire rate of $15,500. The revenues generated under this charter are expected to add a minimum of $10.3 million and a maximum of $17.1 million of contracted gross revenues over the term of the charter.
With effect from June 30, 2011, the technical and crew management for the Star Cosmo was transferred to Starbulk S.A., our in-house vessel manager. These services were previously provided by Union Commercial Inc., an unaffiliated ship management company.
On July 4, 2011, Starbulk S.A., our in-house vessel manager, entered into a 12-year lease agreement for office space with Combine Marine Inc., a company founded by our Chairman, with monthly rent payments of €5,000. This lease agreement may be terminated by Starbulk S.A. after one year upon the payment of an amount equal to one month’s rent.
On July 7, 2011, we entered into a commitment letter with ABN AMRO Bank N.V., or ABN AMRO, for our new $31.0 million senior secured credit facility to be used to partially finance the purchase of the Acquisition Vessels, which will also provide the security for this senior secured credit facility. Our entry into this senior secured credit facility is subject to important conditions.
As of July 15, 2011,we have completed five of the eight shipments under our COA with Vale. Under the terms of that COA, we expect to transport approximately 1.35 million metric tons of iron ore between Brazil and China. COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the vessel’s operating, voyage and capital costs are borne by the ship owner. The freight rate is generally set on a per cargo ton basis. We expect to complete the final three shipments under the Vale COA in the third and fourth quarters of 2011 and first quarter of 2012, respectively.
THE EFFECT OF RECENT DEVELOPMENTS
IN THE INTERNATIONAL DRYBULK SHIPPING INDUSTRY ON OUR BUSINESS
Drybulk cargo is cargo that is shipped in quantities and can be easily stowed in a single hold with little risk of cargo damage. According to Drewry Shipping Consultants Ltd., or Drewry, in 2010, approximately 3,179 million tons of dry bulk cargo was transported by sea, including major bulk cargoes, such as cement, iron ore, coal and grains, which accounted for 68% of total drybulk trade, with the remainder being accounted for by minor bulk cargoes, which include bauxite, phosphate, fertilizers and steel products.
The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 2001 and 2010, trade in all drybulk commodities increased from 2,150 million tons to 3,179 million tons, equivalent to a compound average growth rate (CAGR) of 4.0%. For 2010 the growth rate was 7.1%. One of the main reasons for that increase in drybulk trade was the growth in imports by China of iron ore, coal and steel products. Chinese imports of iron ore alone increased from 92 million tons in 2001 to approximately 617 million tons in 2010.
Another industry measure of vessel demand is ton-miles, which is calculated by multiplying the volume of cargo moved on each route by the distance of such voyage. Between 2000 and 2010, ton-mile demand in the drybulk sector increased by 64% to 18.4 billion ton-miles, equivalent to a CAGR of 5.1%. For 2010 the growth rate was 10.1%. Ton-mile employment has grown faster than trade due to geographical shifts in the trade patterns and an increase in average voyage lengths.
The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. In June 2011, the orderbook of new drybulk vessels scheduled to be delivered in the remainder of 2011 represented approximately 16.65% of the world drybulk fleet and the orderbook of Capesize drybulk carriers represented approximately 35.89% of the world Capesize drybulk carrier fleet. The level of scrapping activity is generally a function of vessel age, scrap prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be candidates for scrapping. In the first half of 2011 approximately 13.0 million dwt of drybulk carriers were scrapped, exceeding the full year amount of 5.9 million dwt tons scrapped in 2010 and 10.6 million dwt scrapped in 2009.
RECENT DEVELOPMENTS IN TAXATION
The tax considerations relevant to an investment decision in our common shares are discussed in our annual report on Form 20-F for the year ended December 31, 2010 under “Item 10. Additional Information E. Taxation.” The following information addresses newly enacted legislation not addressed in that annual report on Form 20-F.
Information Reporting Requirements
If we are treated as a “passive foreign investment company” for United States federal income tax purposes, for taxable years beginning on or after March 18, 2010, a U.S. Holder will be required to file an annual information return containing information regarding the Company as required by applicable Treasury Regulations (whether or not the U.S. Holder makes a QEF election or mark-to-market election).
In addition, for taxable years beginning after March 18, 2010, certain U.S. holders who are individuals, estates or trusts may be required to report information relating to an interest in the common shares, if such shares are not held in a brokerage or other financial account. If such a U.S. holder owns the common shares in a financial account at a foreign financial institution, then reporting may be required with respect to the account, but should not be required with respect to the common shares themselves.
U.S. Holders are encouraged to consult their tax advisors regarding the application of any information reporting obligations that may be applicable to them in their specific situation.
A. Operating Results
Factors Affecting Our Results of Operations
We charter the majority of our vessels on medium- to long-term time charters, with remaining terms ranging from two months to 28 months. Under our time charters and short-term trip charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. Under all of these types of charters, we remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.
On January 20, 2009, we entered into a COA with Vale or the First Vale COA. Under the terms of the First Vale COA, we transported approximately 700,000 metric tons of iron ore between Brazil and China in four separate Capesize vessel shipments. In November 2009, we chartered-in a Capesize vessel from a third party for a minimum of three months and a maximum of five months at a gross daily rate of $50,000 to complete the fourth shipment under the First Vale COA. We completed all shipments related to the First Vale COA during 2010. On July 14, 2009, we entered into a second COA with Vale, or the Second Vale COA. Under the terms of the Second Vale COA, we expect to transport approximately 1.35 million metric tons of iron ore between Brazil and China in eight separate Capesize vessel shipments, of which five shipments have been completed as of July 15, 2011. On April 13, 2010, we entered into an agreement with Augustea Atlantica SpA to perform four shipments under the Second Vale COA. COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the vessel’s operating, voyage and capital costs are borne by the ship owner. The freight rate is generally set on a per cargo ton basis.
Although the majority of vessels in our fleet are employed on medium- to long-term time charters with remaining durations ranging from two to 28 months, we may employ these and additional vessels under COAs, bareboat charters, short-term trip charters, in the spot market or in drybulk carrier pools in the future.
The following table reflects certain operating data for our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Three months ended	Three months ended
	March 31, 2010	March 31, 2011
Average number of vessels(1)	11	11
Number of vessels (as of the last day of the periods reported)	11	11
Average age of operational fleet (in years) (2)	10.4	10.6
Ownership days (3)	990	990
Available days (4)	969	978
Voyage days for fleet (5)	967	976
Fleet utilization (6)	99.7%	99.8%

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Average age of operational fleet is calculated as at March 31, 2010 and 2011, respectively.

(3)	Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4)	Available days for the fleet are the ownership days after subtracting for off-hire days for dry-docking or special or intermediate surveys.

(5)	Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

Time Charter Equivalent (TCE)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. We report TCE revenues, a non-GAAP measure, because our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.
     The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue as reflected in the consolidated statement of income:
(In thousands of Dollars )

	Three months ended	Three months ended
	March 31, 2010	March 31, 2011
Voyage revenues	29,279	29,507
Less:
Voyage expenses	(3,892)	(6,634)
Amortization of fair value of above/below market acquired time charter agreements	(335)	(179)

Time Charter equivalent revenues	25,052	22,694

Total voyage days for fleet	967	976

Time charter equivalent (TCE) rate (in Dollars)	25,919	23,252

Voyage Revenues
Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charterhire, or time charter equivalent, that our vessels earn under period charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market and other factors affecting spot market charter rates for vessels.
Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.
Vessel Voyage Expenses
Voyage expenses include hire paid for chartered-in vessels, port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties.
Our voyage expenses primarily consist of hire paid for chartered-in vessels and commissions paid for the chartering of our vessels.
Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages, bunkers and insurance, may also cause these expenses to increase.

Historically we subcontracted management of our vessels to third party managers who are responsible for establishing an operating expense budget for the vessels and performing the day-to-day management of the vessels. Currently, we provide in-house commercial and technical management of all the vessels in our fleet at cost. Star Bulk Management monitors the performance of the technical vessel manager by comparing actual vessel operating expenses with the operating expense budget. We are responsible for the costs of any deviations from the budgeted amounts.
Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value.
Vessel Management
Our wholly owned subsidiaries, Star Bulk Management Inc. and Starbulk S.A. perform in-house the commercial and technical management for all of our vessels. The responsibilities of our in-house vessel managers include, among other things, locating, purchasing, financing and selling vessels, deciding on capital expenditures for the vessels, paying vessels’ taxes, negotiating charters for the vessels, managing the mix of various types of charters and developing and managing relationships with charterers.
Technical management includes maintenance, drydocking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support. We reimburse and/or advance funds as necessary to Star Bulk Management and Starbulk S.A. in order for them to conduct their activities and discharge their obligations, at cost. We also maintain working capital reserves as may be agreed between us and Star Bulk Management and Starbulk S.A. from time to time.
We subcontracted the crewing and technical management for the Star Cosmo to Union Commercial Inc., an unaffiliated ship management company, for a daily fee of $450 until June 30, 2011, when we transferred these vessel management services to Starbulk S.A., our in house vessel manager.
Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.
General and Administrative Expenses
We incur general and administrative expenses, including our onshore personnel related expenses, legal and accounting expenses.
Interest and Finance Costs
We defer financing fees and expenses incurred upon entering into our credit facilities and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.
Interest income
We earn interest income on our cash deposits with our lenders.
Inflation
Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.
Special or Intermediate Survey and Drydocking Costs
We expense special or intermediate survey and drydocking costs as incurred.

Gain or Loss arising from Forward Freight Agreements (FFAs)
From time to time, we may use FFAs to hedge our exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFA trades are settled on a daily basis through London Clearing House (LCH).
RESULTS OF OPERATIONS
Three months ended March 31, 2011 compared to the three months ended March 31, 2010
Voyage Revenues: Voyage revenues for the three month period ended March 31, 2011 and 2010 were approximately $29.5 million and $29.3 million, respectively, which include the amortization of fair value of below/above market time charters amounting to $0.2 million and $0.3 million, respectively.
The TCE rate of our fleet decreased approximately 10% to $23,252 per day for the three months ended March 31, 2011 from $25,919 per day for the three months ended March 31, 2010.
The decrease in both voyage revenues and TCE rates was primarily due to lower charter rates during 2011 for most of our vessels.
Voyage Expenses: For the three month periods ended March 31, 2011 and 2010, voyage expenses, which mainly consist of commissions payable to brokers, bunkers, port expenses and charter in expense, were approximately $6.6 million and $3.9 million, respectively. Consistent with drybulk industry practice, we paid, during the relevant periods, broker commissions ranging from 0% to 4.5% of the total daily charterhire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. The increase in voyage expenses was primarily due to the increase in the number of days that we chartered-in a third party vessel to serve a shipment under a COA to 90 from 32 for the three month periods ended March 31, 2011 and 2010, respectively.
Vessel Operating Expenses: For the three month periods ended March 31, 2011 and 2010, our vessel operating expenses were approximately $5.1 million and $5.6 million, respectively. This 9% decrease in operating expenses was primarily due to more cost efficient in-house management of all of our vessels, other than the Star Cosmo, for which crewing and technical management was provided by a third party manager during the three month period ended March 31, 2011, compared to 11 vessels, the crewing management of which was provided by third party managers during the three month period ended March 31, 2010.
Drydocking Expenses: For the three month periods ended March 31, 2011 and 2010, our drydocking expenses were $0.8 million and $1.1 million, respectively. During each of the three month periods ended March 31, 2011 and 2010, we had only one vessel that underwent periodic drydocking survey.
Depreciation: For the three month periods ended March 31, 2011 and 2010, depreciation expenses were $11.9 million and $11.6 million, respectively. The increase of depreciation expense of approximately $0.3 million for the three month period ended March 31, 2011, is mainly due to the fact that the Star Beta was depreciated until the date that it was classified as held for sale on January 17, 2010.
Vessel Impairment Loss: For the three month period ended March 31, 2010, we recorded a vessel impairment loss of $33.7 million related to the classification of the Star Beta as held for sale and recorded at the lower of its carrying amount or fair value less cost to sell. During the three month period ended March 31, 2011, no impairment loss was recorded.
Loss on Forward Freight Agreements: For the three month period ended March 31, 2010, the change in fair market value of our FFAs resulted in a loss of $2.4 million. During the three month period ended March 31, 2011, we had no open positions in FFAs.
Gain on Time Charter Agreement Termination: During the three month period ended March 31, 2011, the Star Cosmo, with a lease term until May 1, 2011, was delivered to us on February 17, 2011 by its charterers and we recognized a non-cash gain on a time charter agreement termination of $0.3 million, which relates to the write-off of the unamortized fair value of below market acquired time charter on vessel’s redelivery date and a non-cash gain of $0.3 million, which represents the deferred revenue from the terminated time charter contract. In addition due to the early redelivery of the Star Omicron on January 17, 2011 by its charterer, we received cash compensation of $1.2 million for the three month period ended March 31, 2011.

General and Administrative Expenses: General and administrative expenses for the quarter ended March 31, 2011 increased by $1.7 million compared to the corresponding period in 2010 mainly due to the non-recurring severance payment to Mr. Tsirigakis, our former Chief Executive Officer and President, when he was succeeded by Mr. Capralos as of February 7, 2011, pursuant to the terms of his employment and consultancy agreements with us.
Interest Expenses and Finance Costs: For the three month periods ended March 31, 2011 and 2010, interest and finance costs under our term-loan facilities were $1.1 million and $1.7 million, respectively. This decrease was due to the fact that an amount of $0.5 million was capitalized as part of vessel cost for advances paid for vessels under construction.
Interest Income: For each of the three month periods ended March 31, 2011 and 2010, our interest income was $0.2 million.
Cash Flow
Net cash provided by operating activities for the three month periods ended March 31, 2011 and 2010, was $9.5 million and $13.1 million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average TCE rates (a non-US GAAP measure representing time charter equivalent daily cash rates earned from chartering of our vessels) as a result of the decline of the prevailing rates in the drybulk vessel shipping industry. For the three month period ended March 31, 2011, we earned $23,252 TCE rate per day compared to $25,919 TCE rate per day for the three month period ended March 31, 2010. In addition we made a non-recurring severance payment to our former Chief Executive Officer.
Net cash used in investing activities for the three month periods ended March 31, 2011 and 2010 was $19.0 million and $5.9 million, respectively. Net cash used in investing activities for the quarter ended March 31, 2011, primarily related to installments paid on our two newbuildings amounting to $22.0 million and offset by a net decrease in restricted cash amounting to $3.0 million. Net cash used in investing activities for the quarter ended March 31, 2010, was primarily due to the payment of the deposit of 20% of the purchase price for the Star Aurora that was acquired during the third quarter of 2010, amounting to $8.5 million, offset by a decrease in restricted cash amounting to $2.6 million.
For the three month period ended March 31, 2011, net cash provided by financing activities amounted to $9.0 million and consisted of loan installment payments amounting to $8.5 million, cash dividend payments of $3.2 million, financing fees amounting to $0.6 million offset by proceeds from the new loan facility amounting to $21.4 million, which relates to the acquisition of our two newbuildings. For the three month period ended March 31, 2010, net cash used in financing activities amounted to $19.5 million and consisted of loan installment payments amounting to $16.3 million, cash dividend payments of $3.1 million and financing fees amounting to $0.2 million.
Liquidity and Capital Resources
Our principal source of funds has been equity provided by our shareholders, long-term borrowing and operating cash flow. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding indebtedness and pay dividends. We have contracts for the construction of two Capesize newbuildings that are scheduled to be delivered to us in September and November 2011. As of July 15, 2011, we have paid the shipyard approximately $74.9 million, consisting of $42.8 million in cash and $32.1 million in borrowings under our term loan with Credit Agricole Corporate and Investment Bank, of the approximately $106.9 million of total construction costs for our two newbuildings. We have also entered into agreements to acquire two secondhand Capesize vessels for an aggregate purchase price of approximately $51.5 million which we intend to finance with a combination of equity and debt. On May 19, 2011, we paid a total of $5.15 million to the sellers of the vessels representing a deposit of 10% of the aggregate purchase price of the vessels. The balance of the purchase price of $32.0 million for our two newbuildings and $46.4 million for our two secondhand vessels is due upon delivery of the respective vessels, which in each case is scheduled for the second half of 2011.
Our short-term liquidity requirements relate to funding the balance of the purchase price of our four contracted vessels, servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and paying cash dividends when permissible. Sources of short-term liquidity include our revenues earned from our charters.
We believe that our current cash balance, our operating cash flows and our undrawn amounts under our Credit Agricole Corporate and Investment Bank Loan Facility dated January 20, 2011 will be sufficient to meet our liquidity needs over the next twelve months, including the acquisition of our two secondhand Acquisition Vessels so long as we enter into definitive documentation for our new ABN AMRO credit facility for which we have entered a commitment letter, despite the sharp decline in the drybulk charter market beginning in the third quarter of 2008, which has remained at depressed levels to date. Our results of operations have been, and may in the future, be adversely affected by prolonged depressed market conditions.
Our medium- and long-term liquidity requirements include funding the equity portion of investments in additional vessels beyond our four contracted vessels and repayment of long-term debt balances. Potential sources of funding for our medium- and long-term liquidity requirements may include new loans we would seek to arrange or equity issuances or vessel sales. As of March 31, 2011, we had outstanding borrowings of $217.7 million of which $35.0 million is scheduled to be repaid in the next 12 months. As of July 15, 2011, we had outstanding borrowings of $215.8 million under our loan facilities. As of July 15, 2011, $37.9 million is undrawn under our current credit facilities, which is the maximum available amount under such facilities. We expect to drawdown $32.0 million of this amount during the next twelve months in order to fund the next installment payments related to our two newbuildings. As described below, we have also entered into a commitment letter for a $31.0 million credit facility with ABN AMRO, which we intend to draw down in full to partially finance our purchase of the Acquisition Vessels.
We may fund possible growth through our cash balances, operating cash flow, additional long-term borrowing and the issuance of new equity. Our practice has been to acquire drybulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk carriers. In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if the current conditions in the credit market continue, we may not be able to secure new borrowing capacity on favorable terms or at all. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These transactions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.
As of March 31, 2011, cash and cash equivalents decreased to $12.4 million compared to $12.8 million as of December 31, 2010 and due to minimum liquidity covenants and cash collateral requirements contained in our loan agreements, restricted cash decreased to $22.5 million compared to $25.6 million as of December 31, 2010. Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $18.2 million as of March 31, 2011, compared to a working capital deficit of $19.3 million as of December 31, 2010.
If our working capital deficit continues to exist, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which would negatively affect our earnings, liquidity and capital position.
Loan Facilities
For information relating to our loan agreements, please see Note 8 to our audited financial statements for the year ended December 31, 2010 included in our annual report on Form 20-F, which was filed with the Commission on March 31, 2011, and Note 8 to our unaudited condensed consolidated financial statements for the period ended March 31, 2011, included elsewhere herein.
Under our $120.0 million loan agreement with Commerzbank AG, we are subject to customary covenants, including one to maintain a ratio of the market value of the vessels pledged as collateral to the outstanding borrowings of not less 135%. We determined as of March 31, 2011 that the market value of our vessels pledged was less than 135% of the amount of those borrowings. On April 30, 2011, we paid a regularly scheduled quarterly payment of $2.8 million. On May 20, 2011, we prepaid an amount of $3.3 million, comprising $2.8 million prepaid against the scheduled quarterly payment due in July 2011 and $0.5 million prepaid against the scheduled quarterly payment due in October 2011, and as a result maintained the required ratio of the market value of the vessels pledged as collateral to the outstanding borrowings of not less than 135%.
On July 7, 2011, we entered into a commitment letter with ABN AMRO for a new $31.0 million senior secured credit facility to be used to partially finance our purchase of the Acquisition Vessels, which will also be pledged to provide the security for this new senior secured credit facility. Under this new senior secured credit facility, our wholly-owned subsidiaries that own the Acquisition Vessels will be the borrowers and Star Bulk Carriers Corp. will be the corporate guarantor.
This new senior secured credit facility will be repayable in 18 consecutive quarterly installments commencing three months after the initial borrowings. The first 14 installments amount to $1.4 million each, the remaining four installments amount to $625,000 each and a final balloon payment of $8.9 million will be payable together with the last installment. This new senior secured credit facility will bear interest at LIBOR plus a margin of 2.9%.

This new senior secured credit facility will contain financial covenants and other customary covenants, including requirements that we will maintain (i) a ratio of total indebtedness to the aggregate charter free fair market value of the vessels of no greater than 70%, (ii) a ratio of EBITDA (as will be defined in the definitive documentation) to interest expense, on a trailing four-quarter basis, of no less than 3.0:1.0, (iii) minimum liquidity of $10.0 million or $750,000 per vessel for each of the vessels in our fleet, whichever is greater, and (iv) a minimum market adjusted net worth of not less than $100.0 million in addition to other customary affirmative and negative covenants. This new senior secured credit facility also will require the borrowers to maintain an aggregate charter-free fair market value of the Acquisition Vessels of at least 135% of the amount outstanding under the facility until three months prior to the expiration of the time charter for the Megalodon and 150% thereafter. This new senior secured credit facility will also contain customary events of default, including those relating to cross-defaults to other indebtedness, non-compliance with security documents and cancellation of amendment of the time charters for the vessels securing the loan. The terms of the new senior secured credit facility will restrict our ability to pay dividends if we are not in compliance with the financial covenants or in the case of an event of default.
Pursuant to this new senior secured credit facility, among other things, we are required to charter the Acquisition Vessels to a multinational mining group as described in this report under “Our Fleet.” The new senior secured credit facility will also require that earnings from the Acquisition Vessels be applied first to amounts due under the new senior secured credit facility. In addition, the new senior secured credit facility will require Mr. Pappas, including members of his immediate family, to maintain minimum levels of beneficial ownership of our outstanding common shares.
We intend to continue to negotiate the terms of the new senior secured credit facility, which may result in a change of structure including, the entities that will serve as the primary obligors and guarantors.
Significant Accounting Policies and Critical Accounting Policies
There have been no material changes to our significant accounting policies since December 31, 2010. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and “Item 5 — Operating and Financial Review and Financial Prospects,” respectively, included in our annual report on Form 20-F for the year ended December 31, 2010, which was filed with the Commission on March 31, 2011.

STAR BULK CARRIERS CORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2010 and March 31, 2011
(Expressed in thousands of U.S. dollars except for share and per share data)

	December 31,	March 31,
	2010	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,824	$12,373
Restricted cash	1,550	500
Trade accounts receivable	4,652	9,371
Inventories (Note 4)	1,094	1,253
Due from managers	75	69
Accrued income	397	278
Prepaid expenses and other receivables	3,326	3,754

Total Current Assets	23,918	27,598

FIXED ASSETS
Advances for vessels under construction (Note 5)	43,473	65,536
Vessels and other fixed assets, net (Note 6)	610,817	598,877

Total Fixed Assets	654,290	664,413

OTHER NON-CURRENT ASSETS
Deferred finance charges	1,022	1,533
Restricted cash	24,020	22,020

TOTAL ASSETS	$703,250	$715,564

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$33,785	$34,979
Accounts payable	3,233	5,928
Due to related party (Note 3)	603	200
Due to managers	55	128
Accrued liabilities	1,865	2,303
Deferred revenue	3,694	2,240

Total Current Liabilities	43,235	45,778
NON-CURRENT LIABILITIES
Long term debt (Note 8)	171,044	182,678
Fair value of below market acquired time charter agreements (Note 7)	452	—
Deferred revenue	203	176
Other non-current liabilities	64	62

TOTAL LIABILITIES	214,998	228,694

STOCKHOLDERS’ EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2010 and March 31, 2011	—	—
Common Stock, $0.01 par value, 300,000,000 shares authorized at December 31, 2010 and at March 31, 2011 respectively; 63,410,360 shares issued and outstanding at December 31, 2010 and March 31, 2011 respectively	634	634
Additional paid in capital	489,770	489,882
Accumulated deficit	(2,152)	(3,646)

Total Stockholders’ Equity	488,252	486,870

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$703,250	$715,564

The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Statements of Operations
For the three months ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars except for share and per share data)

	Three months Ended March 31,
	2010	2011
Revenues
Voyage Revenues	$29,279	$29,507

Expenses
Voyage expenses	(3,892)	(6,634)
Vessel operating expenses	(5,622)	(5,118)
Dry docking expenses	(1,072)	(841)
Depreciation	(11,580)	(11,940)
Management fees	(41)	(54)
Loss on derivative instruments (Note 12)	(2,415)	—
General and administrative expenses	(2,439)	(4,156)

	(27,061)	(28,743)
Vessel Impairment loss	(33,732)	—
Gain on time charter agreement termination	—	1,871

Operating (loss)/income	(31,514)	2,635

Other Income (Expenses)
Interest and finance costs (Note 8)	(1,662)	(1,119)
Interest and other income	159	162

Total other expenses, net	(1,503)	(957)

Net(Loss)/ Income	$(33,017)	$1,678

(Loss)/earnings per share, basic (Note 9)	$(0.54)	$0.03

(Loss)/earnings per share, diluted (Note 9)	$(0.54)	$0.03

Weighted average number of shares outstanding, basic	61,049,760	63,364,120

Weighted average number of shares outstanding, diluted	61,049,760	63,411,095

The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Statements of Equity
For the three months ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars except for share and per share data)

				Retained
			Additional	Earnings/	Total
		Common Stock	Paid-in	(Accumulated	Stockholders’
	# of Shares	Par Value	Capital	Deficit)	equity
BALANCE, December 31, 2009	$61,104,760	$611	$483,282	$15,364	$499,257

Net Loss	—	—	—	(33,017)	(33,017)
Amortization of stock based compensation	—	—	782	—	782
Dividends declared ($0,05 per share)	—	—	—	(3,055)	(3,055)
BALANCE, March 31, 2010	$61,104,760	$611	$484,064	$(20,708)	$463,967

BALANCE, December 31, 2010	$63,410,360	$634	$489,770	$(2,152)	$488,252

Net Income	$—	$—	$—	$1,678	$1,678
Amortization of stock-based compensation	—	—	112	—	112
Dividends declared ($0.05 per share)	—	—	—	(3,172)	(3,172)

BALANCE, March 31, 2011	$63,410,360	$634	$489,882	$(3,646)	$486,870

The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars)

	Three Months March 31,
	2010	2011
Cash Flows from Operating Activities:
Net Loss/(Income)	$(33,017)	$1,678
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	11,580	11,940
Amortization of fair value of below market acquired time charter	(335)	(452)
Amortization of deferred finance charges	86	77
Vessel impairment loss	33,732	—
Stock- based compensation	782	112
Change in fair value of derivatives	330	—
Other non-cash charges	6	(2)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Restricted cash for forward freight and bunker swap agreements	2,755	—
Trade accounts receivable	775	(4,719)
Inventories	(773)	(159)
Accrued income	(354)	119
Prepaid expenses and other receivables	(381)	(428)
Due from related parties	(99)	—
Due from managers	(16)	6
Increase/(Decrease) in:
Accounts payable	(1,580)	2,695
Due to related parties	(140)	(403)
Accrued liabilities	151	439
Due to managers	46	72
Deferred revenue	(413)	(1,481)

Net cash provided by Operating Activities	13,135	9,494

Cash Flows from Investing Activities:
Advances for vessel acquisitions and vessels under construction	(8,500)	(22,021)
Additions to vessel cost and other fixed assets	(34)	—
Decrease in restricted cash	2,600	7,250
Increase in restricted cash	—	(4,200)

Net cash used in Investing Activities	(5,934)	(18,971)

Cash Flows from Financing Activities:
Proceeds from bank loans	—	21,360
Loan repayment	(16,300)	(8,532)
Financing fees paid	(180)	(630)
Cash dividend	(3,055)	(3,172)

Net cash (used in) / provided by Financing Activities	(19,535)	9,026

Net increase (decrease) in cash and cash equivalents	(12,334)	(451)
Cash and cash equivalents at beginning of year	40,142	12,824

Cash and cash equivalents at end of the year	$27,808	$12,373

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	1,055	1,437
The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars — except for share and per share data, unless otherwise stated)
1. Basis of Presentation and General Information:
     Star Bulk is a public shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.
     Star Bulk shares and warrants started trading on the NASDAQ Global Select Market on December 3, 2007 under the ticker symbols SBLK and SBLKW, respectively. On March 15, 2010, all outstanding warrants expired and ceased trading on the Nasdaq Global Market
     The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk Carriers Corp. (“Star Bulk”) and its subsidiaries, which are hereinafter collectively referred to as the “Company,” have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements.
     These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2011, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.
     The unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the Company’s annual report on Form 20-F for the year ended December 31, 2010.
Below is the list of the Company’s wholly owned vessel management and ship-owning subsidiaries as of March 31, 2011:

Wholly Owned	Vessel		Date	Year
Subsidiaries	Name	DWT	Delivered to Star Bulk	Built
Star Bulk Management Inc.	—	—	—	—
Starbulk S.A.	—	—	—	—
	Vessels in operation at
March 31, 2011
Star Epsilon LLC	Star Epsilon (ex G Duckling)*	52,402	December 3, 2007	2001
Star Theta LLC	Star Theta (ex J Duckling)*	52,425	December 6, 2007	2003
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Zeta LLC	Star Zeta (ex I Duckling)*	52,994	January 2, 2008	2003
Star Delta LLC	Star Delta (ex F Duckling)*	52,434	January 2, 2008	2000
Star Gamma LLC	Star Gamma (ex C Duckling)*	53,098	January 4, 2008	2002
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
StarYpsilon LLC	Star Ypsilon	150,940	September 18, 2008	1991
Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
	Vessels disposed**
StarAlpha LLC	Star Alpha (ex A Duckling)*	175,075	January 9, 2008	1992
StarBeta LLC	Star Beta (ex B Duckling)*	174,691	December 28, 2007	1993

*	Initial fleet or initial vessels

**	For vessels disposed refer to Note 6

Below is the list of the Company’s vessels under construction.

			Expected Delivery
Wholly Owned Subsidiaries	Vessel under Construction	DWT	date
Star Borealis LLC	Star Borealis	180,000	September 2011
Star Polaris LLC	Star Polaris	180,000	November 2011
2. Significant Accounting Policies:
     A summary of the Company’s significant accounting policies is identified in Note 2 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010. There have been no changes to the Company’s significant accounting policies.
3. Transactions with Related Parties:
     Transactions and balances with related parties are analyzed as follows:
Balance Sheet

	December 31,	March 31,
	2010	2011
Liabilities
Interchart Shipping Inc. (a)	$454	$132
Management and Directors(b)	149	68

Total Liabilities	$603	$200

Statement of operations

	Three months ended
	March 31,
	2010	2011
Voyage expenses-Interchart (a)	363	372
Executive directors consultancy fees (b)	230	2,563
Non-executive directors compensation (b)	32	46

(a)	Interchart Shipping Inc. or Interchart: Interchart —a company affiliated with Oceanbulk- acting as a chartering broker of all Company’s vessels. As of December 31, 2010 and March 31, 2011 Star Bulk had an outstanding liability of $454 and $132, respectively, to Interchart. During the three month periods ended March 31, 2010 and, 2011 the brokerage commission of 1.25% on charter revenue paid to Interchart amounted $363 and $372, respectively and is included in “Voyage expenses” in the accompanying condensed consolidated statements of operations.

(b)	Management and Directors Fees: On October 3, 2007, Star Bulk entered into separate consulting agreements with companies owned and controlled by the Company’s former Chief Executive Officer and the Chief Financial Officer, for the services provided by the former Chief Executive Officer and the Chief Financial Officer, respectively. Each of these agreements has a term of three years unless terminated earlier in accordance with the terms of such agreements. During 2010 these agreements were automatically renewed for the successive year. Under the consulting agreements, each company controlled by the former Chief Executive Officer and the Chief Financial Officer receive an annual consulting fee of €370 (approx. $525) and €250 (approx. $354) respectively.
On February 7, 2011 Mr. Spyros Capralos was appointed as the Company’s President and Chief Executive Officer, to succeed Mr. Akis Tsirigakis who continues to serve as a director. Pursuant to the terms of his employment and consultancy agreements, our former Chief Executive Officer was awarded a severance payment that amounted to $2,347 which is included under “General and administrative expenses.”
On February 28, 2011, Star Bulk entered into a consulting agreement with a company owned and controlled by the Company’s new Chief Executive Officer. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company will pay the Consultant a base fee at an annual rate of not less €160 (approx. $227), additionally, the Chief Executive Officer is entitled to receive a minimum guaranteed Annual Incentive Award of 140,000 shares of restricted stock.

Additionally, the current Chief Executive Officer and the Chief Financial Officer are entitled to receive benefits under each of their consultancy agreements with Star Bulk. Among other things, each is entitled to receive an annual discretionary bonus, as determined by Star Bulk’s board of directors in its sole discretion.
The related expenses for our executive officers for the three months period ended March 31, 2010 and 2011 were $230 and $2,563, respectively and are included under “General and administrative expenses” in the accompanying condensed consolidated statements of operations.
As of December 31, 2010 and March 31, 2011, Star Bulk had an outstanding payable balance of $149 and $68, respectively with its Management and Directors, representing unpaid fees.
4.	Inventories:
The amounts shown in the accompanying condensed consolidated balance sheets are comprised of lubricants remaining on board the vessels and amounted to $1,094 and $1,253 as of December 31, 2010 and as of March 31, 2011, respectively.
5.	Advances for Vessels under Construction:
On March 24 and April 6, 2010 the Company signed two contracts with the shipbuilder Hanjin to build two Capesize vessels at a price of $106,880 in aggregate with expected delivery in September and November 2011, respectively.
During the three month period ended March 31, 2011, the Company paid advances totaling $21,376 for Star Borealis and Star Polaris, and capitalized interest and other expenses of $517 and $169, respectively.
6.	Vessels and other fixed assets:
The amount shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31,	March 31,
	2010	2011
Cost
Vessels	$736,831	$736,831
Other fixed assets	575	575

Total cost	737,406	737,406
Accumulated depreciation	(126,589)	(138,529)

Vessels and other fixed assets, net	$610,817	$598,877

Vessel classified as “held for sale” during the three month period ended March 31, 2010
On January 18, 2010, the Company entered into a Memorandum of Agreement for the sale of Star Beta to a third party for a contracted sales price of $22,000. The Star Beta was classified as asset held for sale during the first quarter of 2010 and was recorded at the lower of its carrying amount or fair value less cost to sell. The resulting impairment loss of $33,732 for the three month period ended March 31, 2010, is included under “Vessel impairment loss” in the accompanying condensed consolidated statements of operations. The vessel was delivered to its new owners on July 7, 2010.
No vessel acquisititon or disposal has taken place in the three month period ended March, 31, 2011.
7.	Fair value of acquired time charters:
Gain/Loss on time charter agreement termination
For the three months period ended March 31, 2011
The vessel Star Cosmo, was on time charter at a gross daily charter rate of $35,615 per day for the period from February 10, 2009 until May 1, 2011, and was redelivered early to the Company on February 17, 2011. The Company, under the accounting provisions applicable to intangible assets, has recognized a gain for this time charter agreement termination of $273, which relates to the write-off of the unamortized fair value of below market acquired time charter on vessel redelivery date and is included under “Gain on time charter agreement termination” in the accompanying condensed consolidated statement of operations for the three month period ended March 31, 2011.

Amortization expenses related to the vessel Star Cosmo for the three month period ended March 31, 2010 was $335 and is included under “Voyage Revenues”. Amortization expenses related to the vessel Star Cosmo for the three month period ended March 31, 2011, was $452, which consisted of $179 included under “Voyage Revenues” and $273 included under “Gain on time charter agreement termination” in the accompanying condensed consolidated statements of operations.
8.	Long-term Debt:
Details of the Company’s loan and credit facilities are discussed in Note 8 of our consolidated financial statements for the year ended December 31, 2010 included in the Company’s annual report on Form 20-F, except for a new Loan agreement signed in 2011 as noted below:
On January 20, 2011, the Company entered into a loan agreement with Credit Agricole Corporate and Investment Bank for a term loan of up to $70,000 to partially finance the construction cost of the vessels under construction, Star Borealis and Star Polaris. The shipbuilding contracts and refund guarantees were assigned to the lender as security for this loan agreement and the vessels, when delivered, will be pledged as security for this loan agreement. The loan will be drawn in three advances per hull, and each advance will be drawn upon completion of the keel laying the launching and the delivery of each hull. Under the terms of this term loan facility, the repayment of $70,000 is over seven years and begins three months after the delivery of each vessel. The loan is repayable into twenty eight consecutive quarterly installments, per vessel, amounting to $513 each and a final balloon payment, per vessel, in the amount of $20,650, which is payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.7% p.a.
This loan agreement with Credit Agricole Corporate and Investment Bank contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10,000 or $500 per fleet vessel, whichever is greater (ii) the total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.7:1, (iii) the minimum asset cover ratio shall not be less than (a)120%during the first two years from delivery of each vessel and (b) 125% of the then outstanding borrowings thereafter. As of December 31, 2010 and March 31, 2011, the Company had outstanding borrowings $0 and $21,360 respectively, under this loan agreement. Under our $120.0 million loan agreement with Commerzbank AG, the Company is subject to customary covenants, including one to maintain a ratio of the market value of the vessels pledged as collateral to the outstanding borrowings of not less 135%. The Company regularly monitors its compliance with this covenant. The Company determined as of March 31, 2011 that the market value of its vessels pledged was less than 135% of the amount of those borrowings. On April 30, 2011, the Company paid a regularly scheduled quarterly payment of $2,750. On May 20, 2011, the Company prepaid an amount of $3,250, comprising of $2,750 prepaid against the scheduled quarterly payment due in July 2011 and $500 prepaid against the scheduled quarterly payment due in October 2011, and as a result maintained the required ratio of the market value of the vessels pledged as collateral to the outstanding borrowings of not less than 135%.
The principal payments required to be made after March 31, 2011 are as follows:

Years	Amount
March 31, 2012	$34,979
March 31, 2013	30,625
March 31, 2014	30,625
March 31, 2015	57,955
March 31, 2016	20,100
March 31, 2017 and thereafter	43,373

Total	$217,657

Interest expense for the three months periods ended March 31, 2010 and 2011 amounted to $1,500 and $1,001 respectively, amortization of deferred finance fees amounting to $86 and $77, respectively, and other finance fees amounting to $76 and $41, respectively, are included under “Interest and finance costs” in the accompanying condensed consolidated statements of operations.
All vessels are first-priority mortgaged as collateral to the Company’s loan facilities.

9. Earnings/Losses per Share:
The Company calculates basic and diluted earnings/loss per share as follows:

	Three months ended March 31,
	2010	2011
Loss/Income:
Net(loss) / income	$(33,017)	$1,678

Basic(loss)/ earnings per share:
Weighted average common shares outstanding, basic	61,049,760	$63,364,120

Basic(loss)/ earnings per share	$(0.54)	$0.03

Effect of dilutive securities:
Dillutive effect of non-vested shares	—	46,975
Weighted average common shares outstanding, diluted	61,049,760	63,411,095

Diluted (loss) / earnings per share	$(0.54)	$0.03

Warrants: Each warrant entitles the registered holder to purchase one share of common stock at a price of $8.00 per share. On March 15, 2010, 5,916,150 outstanding warrants expired and ceased trading on the Nasdaq Global Market.
The weighted average diluted common shares outstanding for the three months period ended March 31, 2010 excludes the effect of 1,150,600 unvested restricted shares and 5,916,150 warrants for the period up to their expiration, because their effect would be anti-dilutive.
The weighted average diluted common shares outstanding for the three months period ended March 31, 2011 includes the effect of 466,240 of non-vested shares, as their effect was dilutive.
10.	Equity Incentive Plan:
On February 8, 2007, the Company’s Board of Directors adopted a resolution approving the terms and provisions of the Company’s Equity Incentive Plan (2007 Plan). The Plan is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into and remain in the service of the Company, acquire a propriety interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company.
Under the 2007 Plan, officers, key employees, directors and consultants of Star Bulk and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. Star Bulk has reserved a total of 2,000,000 shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the 2007 Plan.
On February 23, 2010, the Company’s Board of Directors approved the Company’s new Equity Incentive Plan (the 2010 Plan). The Company has reserved a total of 2,000,000 shares of common stock for issuance under the 2010 plan, subject to adjustment for changes in capitalization as provided in the 2010 Plan. All provisions of the 2010 Plan are similar with the 2007 Plan provisions.
On February 4, 2010, an aggregate of 115,600 non-vested common shares to all Company’s employees subject to applicable vesting of 69,360 common shares on June 30, 2010 and 46,240 common shares on June 30, 2011. The fair value of each share was $2.66 which is equal to the market value of the Company’s common stock on the grant date.
On February 7, 2011 pursuant to the terms of consultancy agreement with an entity owned and controlled by our new Chief Executive Officer, with a term of three years, he is entitled to receive 420,000 common shares The shares vest in three equal installments in February 2012, 2013 and 2014. The fair value of each share was $2.45 which is equal to the market value of the Company’s common stock on the grant date.
All non-vested shares are conditional upon the grantee’s continued service as an employee of the Company, or as a director until the applicable vesting date. The grantee does not have the right to vote such non-vested shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares pay dividends as declared.
The Company estimates the forfeitures of non-vested shares to be immaterial.

For the three month periods ended March 31, 2010 and 2011, stock based compensation was $782 and $112, respectively, and is included under “General and administrative expenses” in the accompanying condensed consolidated statement of operations.
A summary of the status of the Company’s non-vested shares as of March 31, 2011, and movement during the three months ended March 31, 2011, is presented below.

		Weighted
		Average
		Grant
	Number	Date Fair
	of shares	Value
Unvested as at January 1, 2011	46,240	$2.66
Granted	420,000	2.45
Vested	—	—

Unvested as at March 31, 2011	466,240	$2.47

As of March 31, 2011, there was $959,785 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a remaining weighted average period of 1.85 years.
11. Commitments and Contingencies:
Future minimum contractual charter revenue
Future minimum contractual charter revenue, based on vessels committed to noncancelable, time charter contracts net of address commission as of March 31, 2011 will be:

Years ending March 31,	Amount*
2012	$50,016
2013	32,045
2014	19,628
2015	9,034
2016	9,059
2017 and thereafter	49,748

Total	$169,530

*	These amounts do not include any assumed off—hire.
Contractual Obligations
The Company’s contractual obligations as of March 31, 2011 amount to $42,752 in aggregate, payable to the shipbuilder Hanjin during the year 2011 in respect to the construction of the Company’s vessels under construction Star Borealis and Star Polaris (Note 5).
12. Fair value disclosures:
The Company trades in the Freight Forward Agreements (FFAs) and bunker swap markets with an objective to utilize those instruments as economic hedge instruments that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. FFAs and bunker swap trading do not qualify for cash flow hedges for accounting purposes, therefore resulting gains or losses are recognized in the accompanying consolidated statements of operations.

For the three month periods ended March 31, 2010 and 2011 gain/losses recognized on FFA and bunker swap contracts are included under “Loss on derivative instruments” in the accompanying condensed consolidated statements of operations and are analysed as follows:

	Three month periods ended March 31,
	2010	2011
FFAs	$(2,066)	$—
Bunker swaps	(349)	—

	$(2,415)	$—

As of December 31, 2010 and March 31, 2011 no fair value measurements for assets or liabilities were recognized in the Company’s consolidated financial statements.
13. Subsequent Events:
•	On April 1, 2011, the Company settled the dispute that commenced in October 2008 between the Company’s subsidiary Star Beta LLC and Oldendorff GmbH and Co. KG, or Oldendorff, the sub-charterers of the Star Beta concerning the assignment to Star Beta LLC of the charterparty between Oldendorff and Industrial Carriers Inc. As a result of the settlement, the arbitration proceedings have also been discontinued.

•	On May 2, 2011, Mr. Simos Spyrou joined our Company as Deputy Chief Financial Officer.

•	On May 4, 2011 an amount of $10,700 was drawn down under our existing loan agreement with Credit Agricole in order to pay the third installment of the vessel under construction Star Borealis.

•	On May 12, 2011, the Company entered into two agreements with two companies, in which family members of our Chairman, Mr Petros Pappas, hold minority stakes, to acquire two second hand Capesize vessels for an aggregate purchase price of approximately $51,500. The vessels are expected to be delivered to the Company by August 31, 2011. On May 19, 2011, the Company paid a total of $5,150 to the sellers of the vessels representing a deposit of 10% of the aggregate purchase price of the vessels.

•	On May 12, 2011, Starbulk S.A. entered into an agreement with Serenity Maritime Inc., a unaffiliated Marshall Islands company, for the commercial and technical management of the Serenity I, a 2006 built Supramax drybulk carrier formerly managed by Combine Marine Inc. a company founded by the Company’s Chairman. Pursuant to the terms of this management agreement, the Company will receive a fixed management fee of $750 per day for a one year term beginning on June 11, 2011, subject to customary termination provisions.

•	On May 12, 2011, the Company announced that Mr. George Syllantavos will resign as the Company’s Chief Financial Officer and from the Company’s board of directors effective as of August 31, 2011. The Company entered into an agreement covering the terms of his severance.

•	On May 12, 2011, the Company declared a cash dividend in the amount of $0.05 per common share for the three months ended March 31, 2011. This dividend was paid on June 1, 2011, to shareholders of record as of May 23, 2011.

•	On June 17, 2011, Mr. Zenon Kleopas joined the Company as its Chief Operating Officer.

•	On June 23, 2011, the Company entered into a time charter contract with Cargill for the Star Gamma, for two years plus an option for one additional year, at a gross daily rate of $14,050 and $15,500 for the first two years and the optional year respectively. The new contract is expected to contribute a minimum of $10.3 million to a maximum of $17.1 million in gross revenue. The vessel is expected to be delivered to Cargill in July 2011.

•	With effect from June 30, 2011, the technical and crew management for the Star Cosmo was transferred to Starbulk S.A., our in-house vessel manager. These services were previously provided by Union Commercial Inc.
•	On July 4, 2011, Starbulk S.A., our in-house vessel manager, entered into a 12-year lease agreement for office space with Combine Marine Inc., a company founded by our Chairman, with monthly rent payments of €5,000. This lease agreement may be terminated by Starbulk S.A. after one year upon the payment of an amount equal to one month’s rent.
•	On July 7, 2011, the Company entered into a commitment letter with ABN AMRO Bank N.V. for a new $31.0 million senior secured credit facility which is expected to be used to partially finance the purchase of the two secondhand Capesize vessels the Company has agreed to acquire. These vessels will provide security for this senior secured credit facility.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP. (Registrant)
Date: July 18, 2011	By:	/s/ George Syllantavos
		Name:	George Syllantavos
		Title:	Chief Financial Officer